SCHEDULE 13D

INFORMATION REQUIREMENTS FOR FILING UPON ACQUISITION OF

FIVE PERCENT OF A CLASS OF EQUITY SECURITIES SUBJECT TO THE REPORTING REQUIREMENTS OF THE 1934 ACT

 SCHEDULE 13D

 Under the Securities Exchange Act of 1934

 (Amendment No.___ )*

HERITAGE COMPANIES, INC.

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 (Name of Issuer)

 COMMON STOCK

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 (Title of Classes of Securities)

42722V209

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 (CUSIP Number)

Jeffrey G. Klein

Newman, Pollock & Klein

2101 NW Corporate Blvd. Suite 414

Boca Raton, Florida 33431

(561) 997-9920

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 (Name, Address, and Telephone Number of Person

 Authorized to Receive Notices and Communications)

 January 20, 2003

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 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition which is the subject of this  Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

(1)    NAME OF REPORTING PERSONS. S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

ROHIT C. PATEL

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(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

 (a) [  ]                                                                       (b) [  ]

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(3)    SEC USE ONLY

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(4)    SOURCE OF FUNDS*

PF

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(5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  ITEMS

2(d) OR 2(e)                                                   [  ]

NA

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(6)    CITIZENSHIP OR PLACE OF ORGANIZATION

United States

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(7)    NUMBER OF SHARE SOLE VOTING POWER

1,188,088

Beneficially Owned:  1,188,088

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(8)    SHARED VOTING POWER BY EACH REPORTING PERSON

None

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(9)    SOLE DISPOSITIVE POWER

1,188,088

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(10)  SHARED DISPOSITIVE POWER

None

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(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,188,088

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(12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES*

       [   ]

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(13)   Percent of Class Represented by Amount in Row (11)

Approximately 52%

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(14)   Type of Reporting Person*

IN

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Item 1.  Security and Issuer

Common Stock of Heritage Companies, Inc.

Item 2.  Identity and Background

a.  Rohit C. Patel

b.  111 West Washington Suite 860 Chicago, IL 60602

c.  Entrepreneur

d.  N/A

e.  N/A

f.  United States

Item 3:  Source and Amount of Funds or Other Consideration

PURCHASER     AMOUNT PURCHASED     PURCHASE DATE     COST                 SOURCE

Rohit C. Patel                1,188,088                        January 20, 2003      $225,000      Purchase Money Note

Item 4.  Purpose of Transaction

The securities were acquired to obtain voting control of the Company.  In furtherance thereof, a new board has been appointed.  Other than as described herein, the Reporting Person currently has no plans or proposals which relate to, or may result in, any of the matters set forth in Items 4(a) - (j) of Schedule 13D.  The Reporting Person may, at any time and from time to time, review or reconsider their positions with respect to any of such matters.  The Reporting Person may also increase or decrease his holdings in the Issuer or purchase additional equity securities of the Issuer.

Item 5.  Interest in Securities of the Issuer:

1,188,088 shares of the Company’s common stock representing 52% of the issued and outstanding common stock.

The securities were acquired for a cost of $225,000 or $ 0.1893 per share.

The securities were acquired from KC Investment Management, Inc. and Sequoia Corporation.

Item 6  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7.  Material to be Filed as Exhibits

A copy of the share purchase agreement was filed by the issuer on Form 8-K

January 24, 2003.

SIGNATURE

After  reasonable inquiry and to the best of the knowledge and belief of each of the undersigned,  each of the undersigned certifies that the information set forth on this statement is true, complete and correct.

January 29, 2003

/s/ Rohit Patel

Rohit Patel